                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                        GENERAL INSTRUMENT CORPORATION
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                        (Title of Class of Securities)

                           Common Stock  370120 10 7
                                (CUSIP Number)

         Charles Y. Tanabe, Senior Vice President and General Counsel,
                           Liberty Media Corporation
         8101 East Prentice Avenue, Englewood, CO 80111 (303) 721-5400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 5, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock CUSIP No. 370120 10 7

     (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Liberty Media Corporation

     (2)  Check the Appropriate Box if a Member of a Group (a)  [ ] (b)  [ ]

     (3)  SEC Use Only

     (4)  Source of Funds
          WC

     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     (6)  Citizenship or Place of Organization Delaware


Number of     (7)  Sole Voting Power          36,284,000 Shares of Common Stock*
Shares Bene-
ficially      (8)  Shared Voting Power        0 Shares
Owned by
Each Report-  (9)  Sole Dispositive Power     36,284,000 Shares of Common Stock*
ing Person
With          (10) Shared Dispositive Power   0 Shares

     (11) Aggregate Amount Beneficially Owned by Each Reporting Person 36,284,000 Shares of Common Stock*

     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

     (13) Percent of Class Represented by Amount in Row (11)*

          Approximately 20.5%

     (14) Type of Reporting Person
          CO

* Includes 4,928,000 shares of Common Stock issuable upon exercise of currently vested Warrants beneficially owned by the Reporting Person. Excludes 16,428,000 shares of Common Stock issuable upon exercise of currently unvested Warrants beneficially owned by the Reporting Person. Subject to the satisfaction of certain conditions, Warrants may vest and become exercisable annually as of December 31; therefore, the next opportunity for Warrants to vest will be December 31, 1999. (See Item 6 hereof.)

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 1)

                                 Statement of

                           LIBERTY MEDIA CORPORATION

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                        GENERAL INSTRUMENT CORPORATION

     This Report on Schedule 13D/A (Amendment No. 1) relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of General Instrument Corporation, a Delaware corporation (the "Company"). This Report is being filed by Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"). This Report supplements and amends the Schedule 13D filed by the Reporting Person on March 30, 1999 relating to the Common Stock of the Company (the "Prior Schedule 13D"). Capitalized terms used in this Report but not otherwise defined in this Amendment No. 1 have the meanings given to such terms in the Prior Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby supplemented and amended to include the following information:

     The Reporting Person currently beneficially owns a total of 36,284,000 shares of Common Stock.

     Pursuant to the terms of the Stock Purchase Agreement, dated as of April 2, 1999 (the "Stock Purchase Agreement"), among Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV, a New York limited partnership ("MBO-IV"), Instrument Partners, a New York limited partnership ("Instrument Partners"), and Liberty, on April 5, 1999, the Reporting Person purchased an aggregate of ten million (10,000,000) shares (the "Purchased Shares") of Common Stock from MBO-IV and Instrument Partners (comprised of four million six hundred eighty thousand nine hundred twenty two (4,680,922) shares of Common Stock from MBO-IV and five million three hundred nineteen thousand seventy eight (5,319,078) shares of Common Stock from Instrument Partners), for an aggregate cash purchase price of $280,000,000.

     The foregoing summary of the terms of the Stock Purchase Agreement is qualified in its entirety by reference to the text of the Stock Purchase Agreement, a copy of which is attached as Exhibit 7(g) hereto.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is hereby supplemented and amended to include the following information:

     Pursuant to the Stock Purchase Agreement, each of MBO-IV and Instrument Partners granted to Liberty a proxy to vote its respective portion of the Purchased Shares at the Company's 1999 Annual Meeting of Shareholders, the record date for which was March 31, 1999.

     The information set forth in Item 6 of this Amendment No. 1 is hereby incorporated by reference herein.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) is hereby supplemented and amended to include the following information:

         The Reporting Person currently beneficially owns 36,284,000 shares of Common Stock. The 36,284,000 shares of Common Stock beneficially owned by the Reporting Person represent approximately 20.5% of the outstanding shares of Common Stock. The foregoing percentage is based upon 177,169,921 shares of Common Stock outstanding as of March 31, 1999 (which information was supplied to the Reporting Person by the Company), as adjusted to reflect (x) a reduction in the number of outstanding shares resulting from the Company's purchase of 5,300,000 shares of Common Stock from MBO-IV and Instrument Partners on April 5, 1999, and (y) the assumed issuance of 4,928,000 shares of Common Stock to the Reporting Person upon the exercise of currently vested and exercisable Warrants.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby supplemented and amended to include the following information:

     Liberty's acquisition of the Purchased Shares was consummated on April 5, 1999 contemporaneously with the sale of 5,300,000 shares of Common Stock to the Company. Liberty waived its right of first refusal under the letter agreement, dated August 1, 1998, among Liberty, as assignee of TCI Ventures Group, LLC, MBO-IV, Instrument Partners and the other parties thereto ("Letter Agreement"), with respect to the sale of shares to the Company and the sale on the market of at least 4,000,000 shares of Common Stock pursuant to Rule 144, promulgated under the Securities Act of 1933, as amended.

     In addition to the foregoing, the Stock Purchase Agreement provides that neither MBO-IV nor Instrument Partners will sell any of the shares of Common Stock it owns during the 90 day period following the closing under the Stock Purchase Agreement, other than in a Block Sale Transaction (as defined in the Stock Purchase Agreement) at a price per share not less than $28 per share. The Stock Purchase Agreement further provides that any proposed sales of shares of Common Stock by either MBO-IV or Instrument Partners, other than in Block Sale Transactions taking place prior to the expiration of such 90 day period and certain open market sales at a price per share of $28 or more taking place after such 90 day period, will be subject to Liberty's right of first refusal pursuant to the Letter Agreement.

     Pursuant to the terms of the Stock Purchase Agreement, MBO-IV and Instrument Partners assigned to the Reporting Person certain of their rights under their existing Registration Rights Agreement with the Company, dated as of April 6, 1992 (the "Registration Rights Agreement"), and the related letter agreement, dated July 25, 1997, among NextLevel Systems, Inc., MBO-IV and Instrument Partners (the "NextLevel Letter"), with respect to the Purchased Shares. As a result, Liberty will be entitled to two (2) demand registration rights under the Registration Rights Agreement. Upon the withdrawal of a registration statement previously filed by the Company in connection with an exercise by MBO-IV and Instrument Partners of their demand registration rights under the Registration Rights Agreement, MBO-IV and Instrument Partners will be entitled to one (1) such demand registration right until such time as they cease to own any Registrable Securities (as defined in the Registration Rights Agreement), at which time Liberty will become entitled to such demand registration right.

     The foregoing summary of the terms of each of the Stock Purchase Agreement, the Letter Agreement, the Registration Rights Agreement and the NextLevel Letter is qualified in its entirety by reference to the text of each such document, each of which is filed or incorporated by reference as an exhibit to this Amendment No. 1.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby supplemented and amended to include the following information:

     (c) Letter Agreement, dated August 1, 1998, among Instrument Partners, MBO-IV, the Company, TCIV and TCI (incorporated by reference to Exhibit 7(c) to Amendment No. 1, filed September 9, 1998, to the Report on
         Schedule 13D of TCI (originally filed on July 27, 1998)).

     (g) Stock Purchase Agreement, dated April 2, 1999, among MBO-IV, Instrument Partners and Liberty.

     (h) Proxy from MBO-IV to vote its portion of the Purchased Shares at the Company's 1999 Annual Meeting of Shareholders, the record date for which was March 31, 1999.

     (i) Proxy from Instrument Partners to vote its portion of the Purchased Shares at the Company's 1999 Annual Meeting of Shareholders, the record date for which was March 31, 1999.

     (j) Registration Rights Agreement, dated as of April 6, 1992, among the Company, GI Corporation, MBO-IV and Instrument Partners (incorporated by reference to Exhibit 2 to the Report on Schedule 13D of MBO-IV and Instrument Partners, filed July 31, 1997).

     (k) Letter Agreement, dated July 25, 1997, among NextLevel Systems, Inc., MBO-IV and Instrument Partners (incorporated by reference to Exhibit 1 to the Report on Schedule 13D of MBO-IV and Instrument Partners, filed July 31, 1997).


                           [SIGNATURE ON NEXT PAGE]

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:    April 5, 1999          LIBERTY MEDIA CORPORATION

                                 By:/s/ Charles Y. Tanabe
                                    ---------------------------------
                                    Name:   Charles Y. Tanabe
                                    Title:  Senior Vice President and General
                                            Counsel

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.         Exhibit
-----------         -------


7(c) Letter Agreement, dated August 1, 1998, among Instrument Partners, MBO-IV, the Company, TCIV and TCI (incorporated by reference to Exhibit 7(c) to Amendment No. 1, filed September 9, 1998, to the Report on Schedule 13D of TCI (originally filed on July 27, 1998)).

7(g) Stock Purchase Agreement, dated April 2, 1999, among MBO-IV, Instrument Partners and Liberty.

7(h) Proxy from MBO-IV to vote its portion of the Purchased Shares at the Company's 1999 Annual Meeting of Shareholders, the record date for which was March 31, 1999.

7(i) Proxy from Instrument Partners to vote its portion of the Purchased Shares at the Company's 1999 Annual Meeting of Shareholders, the record date for which was March 31, 1999.

7(j) Registration Rights Agreement, dated as of April 6, 1992, among the Company, GI Corporation, MBO-IV and Instrument Partners (incorporated by reference to Exhibit 2 to the Report on Schedule 13D of MBO-IV and Instrument Partners, filed July 31, 1997).

7(k) Letter Agreement, dated July 25, 1997, among NextLevel Systems, Inc., MBO-IV and Instrument Partners (incorporated by reference to Exhibit 1 to the Report on Schedule 13D of MBO-IV and Instrument Partners, filed July 31, 1997).


                                  page 8 of 8